Elektrim

Elektrim SA
ul. Pańska 77/79, 00-834 Warszawa
tel. (+48 22) 432 88 01, 432 81 11
fax (+48 22) 432 87 56; www.elektrim.pl

Warsaw, 4 July 2002

Re: Rule 12g 3 – 2(b), File 82/4665

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Attention: Division of International Corporate Finance

Dear Sirs,

In accordance with the provisions of Rule 12 g 3-2 (b) we enclose documents listed below which were made public:

1. **Announcement dated 3 June 2002 :**

The Management Board of Elektrim S.A. announces that on 2 June 2002 it received a declaration from BRE Bank S.A. that it or its affiliate will purchase, on the secondary market, Euro 100 million of restructured bonds from bondholders of Elektrim Finance B.V. due 2004.

The declaration of BRE Bank S.A. is of major significance for the completion of the agreement with bondholders, the details of which will be presented when all concerned parties sign the agreement.

2. **Announcement dated 4 June 2002 :**

The Management Board of Elektrim S.A. notifies all Shareholders that acting pursuant to § 8 section 2 of the Company Statutes and art. 400 §1 of the Commercial Companies Code it convenes the Shareholders' Meeting to be held on 28 June 2002 at 10 hours in Warsaw at Pańska 77/79 with the following agenda:

dlo 7/18

1. Points of order:
   a. opening of the General Meeting of Shareholders,
   b. election of the Meeting's chairperson,
   c. election of the Tellers Committee,
   d. approval of the Agenda.

2. Consideration of the Management Board's report on 2001 operations and the Company's financial statement for the year 2001.
3. Consideration of the consolidated financial statement of the Elektrim Group for the year 2001.
4. Consideration of the Supervisory Board's report on 2001 activities.
5. Consideration of resolutions on the following issues:
   a. approval of the Management Board's report on its operations in 2001 and the Company's annual financial statement for 2001,
   b. approval of the consolidated financial statement of the Elektrim Group for 2001,
   c. approval of the Supervisory Board's report for 2001,
   d. appropriation of profits for 2001,
   e. acknowledgement of the performance of duties in the year 2001 by the Management Board Members.
   f. acknowledgement of the performance of duties by the Supervisory Board Members in the year 2000.

6. Adoption of a resolution on the coverage of loss generated in previous years.
7. Adoption of a resolution on the appointment of a Committee to prepare and implement a plan of bonuses for the Company's Management and Supervisory Boards.
8. Adoption of a resolution on the increase in the Company's capital by the amount of PLN 4,200,000 through issuance of 4,200,000 ordinary bearer shares with the nominal value of PLN 1 per share with exemption of preemptive rights of existing shareholders.
9. Adoption of a resolution on amending § 5 of the Company Statutes.
10. Closing of the Meeting.

The Management Board of Elektrim S.A. announces that shareholders may take part in the Meeting in person or by proxy.
Representatives of legal persons should present updated excerpts from relevant registers listing the persons authorised to represent those entities. The person who has not been listed in the excerpt should bear a proxy. Co-owners of shares shall indicate their joint representative to participate in the Meeting. The proxy authorising to participate in the Meeting shall be in writing on pain of being invalid.

The Management Board of Elektrim S.A. announces that pursuant to art. 406 § 3 of the Commercial Companies Code and in connection with art. 11 section 1 of the law dated 21 August 1997 Law on Public Trading of Securities (Journal of Law no 118, section 754 as amended) the right to participate in the Meeting of Shareholders is granted on the basis of depository certificates provided that they have been deposited in the company's office in Warsaw at 77/79 Pańska Street, 4th floor, room no 411, tel. no 432 87 15, 432 87 22 between 10.00 a.m. - 2.00 p.m. at least one week before the date of the Meeting, i.e. by 21 June 2002 (incl.), and are not withdrawn before the conclusion thereof.

The Management Board of Elektrim S.A. announces that registration of attendance on 28 June 2002 will begin at 9.00 hours.
Pursuant to the requirement of § 402 of the Commercial Companies Code we present the wording of the proposed amendment to the Company Statutes:

Present wording of § 5.1:
" The Company's share capital is PLN 83,770,297 (say: eighty three million seven hundred seventy thousand two hundred and ninety seven) and is divided into 83,770,297 (say: eighty three million seven hundred seventy thousand two hundred and ninety seven) bearer shares with a nominal value of PLN 1 per share".

Proposed wording of § 5.1:
" The Company's share capital is PLN 87,970,297 (say: eighty seven million nine hundred seventy thousand two hundred and ninety seven) and is divided into 87,970,297 (say: eighty seven million nine hundred seventy thousand two hundred and ninety seven) bearer shares with a nominal value of PLN 1 per share".

11. Announcement dated 4 June 2002 :
The Management Board of Elektrim S.A. announces that on 4 June 2002, it executed an initial agreement with bondholders of Elektrim Finance's Euro 440 million Exchangeable Bonds due 2004 and with BRE Bank S.A. The bondholders were represented by a committee appointed by the bondholders of Exchangeable Bonds who hold approximately 50% of the aggregate face principal value of bonds. The agreement provides for a comprehensive restructuring of bonds.

The above agreement replaces the previous initial agreement executed between Elektrim S.A. and representatives of Bondholders on 10 May 2002.

The new agreement includes a declaration of intent from BRE Bank S.A. that it or its affiliates will purchase, on the secondary market, Euro 100 million of restructured Bonds from Elektrim Finance's Bondholders with the original face value of approximately Euro 89.9 million. The structure providing for the purchase of Bonds, which replaces the previously contemplated variant of a credit to be extended to Elektrim S.A. by BRE Bank S.A., simplifies to a great extent the process of preparing the final documentation and provides for a uniform character of security for Elektrim's Bondholders.

The initial agreement provides for the following major terms of the Bonds' restructuring:

- Euro 100 million is to be applied by Elektrim S.A. to repay current interest and to redeem part of the restructured bonds,

- Another instalment in the amount of Euro 100 million will be due on 15 December 2002.

- The remaining restructured Bonds will be redeemed with the proceeds from the sale of Elektrim's assets. If funds are sourced, Elektrim S.A. will have the right to redeem the Bonds at any time, upon 30 days notice.

- The cash coupon accrued as at 15 June 2002 will be at a rate of 7% p.a. The cash coupon for the remainder of the issue will be 3.75% p.a. payable semi-annually.

- The price of Bonds redeemed with the initial payment will be at 111.3% as provided for in the existing terms and conditions of Exchangeable Bonds for that date. Thereafter, the redemption price will accrete at 11.25% per annum until 15 June 2003, next, at the rate of 13.75% for the period from 15 June 2003 to 15 December 2003, if by 15 June 2003 a pledge is established on the shares of PAK S.A held by Elektrim S.A. or at the rate of 15.5%, if such a pledge is not established, for the period from 15 December 2003 at the rate of 15.50%, if by that date a pledge is established on the shares of PAK S.A held by Elektrim S.A. or at 16.25%, if such a pledge is not established.

- The restructured Bonds will be secured with Elektrim's stake in Elektrim Telekomunikacja and certain other assets. The pledge will be released as the bonds are redeemed. However, the pledge on the shares of Elektrim Telekomunikacja Sp. z o.o. will only be released following a full redemption of restructured bonds.

- Final maturity of the bonds will be 30 June 2004.

- The agreement does not provide for the possibility of converting Restructured Bonds into shares of Elektrim S.A.;

- The initial payment will be sourced from the Company's existing funds. If sufficient dispositions are not completed this year, Euro100 million mandatory redemption in December 2002 is proposed to be financed through an additional indebtedness.

The agreement is governed by English law and becomes effective upon final approval of the meeting of bondholders and preparation of legal documentation.

The parties agree that the agreement includes all first principles of the Bonds' restructuring and its execution should follow without delay.

12. Announcement dated 6 June 2002 :
The Management Board of Elektrim S.A. announces that on 5 June 2001 it was informed that on 30 May 2002, the Arbitral Tribunal in Vienna made a partial decision in the arbitration proceeding of DeTe Mobil versus Elektrim S.A. and Elektrim Telekomunikacja Sp. z o.o., file SCH- 4750, relating to the transfer by Elektrim S.A. of shares in Polska Telefonia Cyfrowa Sp. z o.o. to Elektrim Telekomunikacja Sp. z o.o.

In the decision the Tribunal holds that:

1. The decision in respect of jurisdiction over Elektrim Telekomunikacja Sp. z o.o. is postponed until the decision on the merits;

2. It has jurisdiction over non-contractual claims raised by DeTe Mobil;

3. The decision on the costs of these proceedings will be made in the final award.

It is evident from the justification to the decision that the Tribunal has rejected the arguments raised by DeTe Mobil that the Tribunal has jurisdiction over Elektrim Telekomunikacja Sp. z o.o.

while it recognised it has jurisdiction over non-contractual claims, in accordance with DeTe Mobil's position.

13. Announcement dated 7 June 2002 :

The Management Board of Elektrim S.A. announces that on 6 June 2002 it received a copy of the order of The High Court of Justice, Queen's Bench Division, Commercial Court, Royal Courts of Justice of 17 May 2002 relating to the proceeding initiated by The Law Debenture Trust Corporation p.l.c. (Trustee of the exchangeable bonds) on 11 January 2002 against Elektrim S.A. and Elektrim Finance B.V. (current report no 10/02).

The Court entered judgement for The Law Debenture Trust Corporation p.l.c. and ordered payment of the following amounts by Elektrim S.A. and Elektrim Finance B.V.:

1. EUR 494,597,025.80 (principal amount - EUR 479,332,721.80 plus EUR 15,264,304 in interest as of 17 May 2002) - due under the issued exchangeable bonds;

2. GBP 438,777.30 (principal amount - GBP 432,397.45 plus GBP 4,379.53 in interest as of 17 May 2002) - due as refund of expenses incurred by the Trustee in relation to the performance of its duties under the Trust Deed;

3. USD 230,246.68 (principal amount - USD 228,728.87 plus USD 1,517.81 in interest as of 17 May 2002) - due as refund of expenses incurred by the Trustee in relation to the performance of its duties under the Trust Deed.

4. GBP 10,000 - refund of court and legal services costs.

The Company's Management Board also informs that discussions aimed at reaching a final agreement in relation to the claims under the issue of exchangeable bonds are being held with the bondholders (current reports no 91/02 and 92/02)

14. Announcement dated 10 June 2002 :
The Management Board of Elektrim S.A. announces that there is a change in the date of disclosure of the annual stand alone (S.A.-R) financial statement of Elektrim S.A. for 2001 and the annual consolidated (SA-RS) financial statement of the Capital Group of Elektrim for 2001.

The SA-R and SA-RS annual financial statements will be disclosed on 12 June 2002.

15. Announcement dated 11 June 2002 :
The Management Board of Elektrim S.A. announces that it has received a signed copy of the agreement dated 29 May 2002 providing for a conditional sale of 100 of shares (100% of shares held) of El Sp. z o.o. , based in Warsaw to Elektrim Telekomunikacja Sp. z o.o. for the price of PLN 50,000. The shares have the nominal value of PLN 500 each and represent 100% of the company's share capital and 100% of votes at the meeting of shareholders.

The agreement was executed on the following terms and conditions:
- Elektrim Telekomunikacja Sp. z o.o. shall receive the permit of the Minister of Interior Affairs pursuant to the law dated 24 March 1920 on the purchase of property by foreign entities,

- Elektrim Telekomunikacja Sp. z o.o. shall notify the Office for Competition and Consumer Protection about the intention to purchase shares of El Sp. z o.o. and the President of the Office for Competition and Consumer Protection shall have no reservations relating to the contemplated transaction,

- Elektrim S.A. shall receive the permit to sell shares of El Sp. z o.o. from the court supervisor appointed by court with regard to the composition proceeding initiated against Elektrim S.A. on 16 January 2002.

In the case the conditions are not satisfied within eight months from the execution of the above agreement, the agreement for the sale of shares of El Sp. z o.o. shall be dissolved.

16. Announcement dated 12 June 2002 :
The Management Board of Elektrim S.A. discloses the stand-alone financial statement of Elektrim S.A. for 2001 and the consolidated financial reports of the Elektrim Group for 2001.

STAND ALONE FINANCIAL STATEMENT OF ELEKTRIM S.A. FOR 2001

BALANCE SHEET			
As at	Note	31.12.2001	31.12.2000
Assets			
I. Fixed assets		**6 344 356**	**8 091 266**
1. Intangible assets	1	3 579	2 886
2. Tangible fixed assets	2	80 433	85 103
3. Financial fixed assets	3	5 982 185	7 639 926
4. Long-term receivables	4	278 159	363 351
II. Current assets		**2 112 621**	**1 467 293**
1. Inventories	5	5 571	19 488
2. Current receivables	6	807 536	1 188 379
3. Own shares in treasury	7		-
4. Current marketable securities	8	461 019	29 649
5. Cash and cash equivalents	9	838 495	229 777
III. Deferred expenses and income taxes	10	**14 610**	**110 622**
1. Deferred income taxes			-
2. Deferred expenses and other deferred assets		14 610	110 622
Total Assets		**8 471 587**	**9 669 181**
Shareholders' Equity and Liabilities			
I. Shareholders' Equity		**3 638 543**	**3 579 366**
1. Share capital	11	83 770	83 770
2. Not paid-up share capital (negative value)			
3. Reserve capital	12	3 454 617	648 653
4. Revaluation reserve capital		5 443	5 443
5. Other reserve capitals	13	57 270	57 270
6. Foreign currency translation differences on the Company's foreign branches			
7. Prior years' retained earnings (accumulated loss)	14	(21 734)	(21 734)
8. Net profit (loss)		**59 177**	**2 805 964**
II. Reserves		**1 525 255**	**1 704 594**
1. Reserves on income taxes	15	1 342 910	1 520 694
2. Other reserves	16	182 345	**183 900**
III. Liabilities		**3 218 243**	**3 955 176**

1. Long-term liabilities	17	196 406	2 225 240
2. Current liabilities	18	3 021 837	1 729 936
IV. Accrued expenses and deferred income	19	**89 546**	**430 045**
Total Shareholders' Equity and Liabilities		**8 471 587**	**9 669 181**

Book value		**3 638 543**	**3 579 366**
Number of shares		**83 770 297**	**83 770 297**
Book value per share (in PLN)	20	**43,43**	**42,73**
Anticipated number of shares		**83 770 297**	**114 880 573**
Diluted book value per share (in PLN)	20	**43,43**	**42,73**

The impact of the Restructuring Agreement on the valance sheet items is described in point h of the Introduction

OFF- BALANCE SHEET LIABILITIES	**31.12.2001**	**31.12.2000**
a) total value of guarantees extended, of which:	**389 017**	**459 649**
- for subsidiary companies	163 447	240 633
- for associated companies		2 103
- for parent company		-
- for other entities	225 570	216 913
b) other off-balance sheet liabilities, by virtue of:		-
Total off-balance sheet liabilities	**389 017**	**459 649**

PROFIT AND LOSS ACCOUNT

		31.12.2001 current year	**31.12.2000 prior year**
I. Net sales revenues		**273 113**	**319 512**
1. Net sales of products	21	50 437	87 492
2. Net sales of merchandise and raw materials	22	222 676	232 020
II. Cost of sales		**235 690**	**302 500**
1. Cost of products sold	23	24 878	71 504
2. Cost of merchandise and raw materials sold		210 812	230 996
III. Gross profit (loss) on sales (I-II)		**37 423**	**17 012**
IV. Selling expenses		1 682	2 905
V. General administrative expenses		130 487	184 721
VI. Profit (loss) on sales (III-IV-V)		**(94 746)**	**(170 614)**
VII. Other operating income	24	192 334	242 260
VIII. Other operating expenses	25	361 181	488 875
IX. Operating profit (loss) (VI+VII-VIII)		**(263 593)**	**(417 229)**
X. Income on shares in other companies	26	764	4 063
XI. Income on other financial fixed assets	27	0	-
XII. Other financial income	28	1 719 995	5 382 827
XIII. Financial expenses	29	1 536 071	642 455
XIV. Profit (loss) on *ordinary activities* (IX+X+XI+XII-XIII)		**(78 905)**	**4 327 206**
XV. Extraordinary items (XV.1. - XV.2.)		**0**	**(548)**
1. Extraordinary gains	30	0	-
2. Extraordinary losses	31	0	548
XVI. Profit (loss) before taxes		**(78 905)**	**4 326 658**
XVII. Corporate income tax	32	-138 328	1 520 694
XVIII. Other obligatory profit decreases (loss increases)	33	246	-
XIX. Net profit (loss)	34	**59 177**	**2 805 964**

Net profit (loss) for 12 months		**59 177**	**2 805 964**
Weighted average number of ordinary shares		**83 770 297**	**83 770 297**
Earnings (loss) per ordinary share (in PLN)	35	**0,71**	**33,50**
Anticipated weighted average number of ordinary shares		**83 770 297**	**114 880 573**
Diluted earnings (loss) per ordinary share (in PLN)	35	**0,71**	**24,33**

CHANGES IN SHAREHOLDERS' EQUITY	31.12.2001 current year	31.12.2000 prior year
I. Shareholders' Equity at the beginning of the period (opening balance)	**3 701 127**	**649 410**
a) restatement for changes in accepted accounting principles (policies)	0	
b) adjustments of material misstatements	-121 761	-121 761
I.a. Shareholders' Equity at the beginning of the period (opening balance), after restatement to comparative data	**3 579 366**	**527 649**
1. Share capital at the beginning of the period	**83 770**	**75 030**
1.1. Changes in share capital	0	8 740
a) additions, of which:	0	8 740
- issue of shares		
- conversion of bonds into shares		8 740
b) deductions, by virtue of:	0	0
- write-offs		
1.2. Share capital at the end of the period	**83 770**	**83 770**
2. Unpaid share capital at the beginning of the period		
2.1. Change in unpaid share capital		
a) additions		
b) deductions		
2.2. Unpaid share capital at the end of the period	**0**	**0**
3. Reserve capital at the beginning of the period	**724 232**	**271 910**
a) adjustments of material misstatements	-75 579	-75 579
3.a. Reserve capital at the beginning of the period after restatement to comparative data	**648 653**	**196 331**
3.1. Changes in reserve capital	2 805 964	452 322
a) additions, of which:	2 805 964	452 391
- share premium		
- appropriation of profit (by law)	27 115	
- appropriation of profit (in excess of value required by law)	2 778 849	107 689
- conversion of bonds into shares		344 702
b) deductions, of which:	0	69
- loss coverage		
- restatement of revaluation capital		69
3.2. Reserve capital at the end of the period	**3 454 617**	**648 653**
4. Revaluation reserve at the beginning of the period	**5 443**	**5 374**
4.1. Changes in revaluation reserve	0	69
a) additions, of which:	0	69
-restatement of reserve capital		69
b) deductions, of which:	0	0
- sale and disposal of fixed assets		
4.2. Revaluation reserve at the end of the period	**5 443**	**5 443**

5. Other reserves at the beginning of the period	**103 452**	**103 452**
b) adjustments of material misstatements	-46 182	-46 182
5.a. Other reserves at the beginning of the period after restatement to comparative data	**57 270**	**57 270**
5.1. Changes in other reserves	0	0
a) additions,		
b) deductions,		
5.2. Other reserves at the end of the period	**57 270**	**57 270**
6. Foreign currency translation differences on the Company's foreign branches		
7. Retained earnings (accumulated loss) at the beginning of the period	**2 784 230**	**85 955**
7.1. Retained earnings at the beginning of the period	**2 805 964**	**107 689**
a. restatement for changes in accepted accounting principles (policies)		
b. corrections of material misstatements		
7.2. Retained earnings at the beginning of the period, after restatement to comparative data	**2 805 964**	**107 689**
a) additions	0	0
- appropriation of profits		
b) deductions, of which:	2 805 964	107 689
- appropriation of profits	2 805 964	107 689
7.3. Retained earnings at the end of the period	**0**	**0**
7.4. Accumulated loss at the beginning of the period	**-21 734**	**-21 734**
a. restatement for changes in accepted accounting principles (policies)		
b. corrections of material misstatements		
7.5. Accumulated loss at the beginning of the period, after restatement to comparative data	**-21 734**	**-21 734**
a) additions, of which:	0	0
-accumulated loss forward		
b) deductions, of which:	0	0
-		
7.6. Accumulated loss at the end of the period	**-21 734**	**-21 734**
7.7. Retained earnings or accumulated loss at the end of the period	**-21 734**	**-21 734**
8. Net profit (loss)	**59 177**	**2 805 964**
a) net profit	59 177	2 805 964
b) net loss		
II. Shareholders' Equity at the end of the period (closing balance)	**3 638 543**	**3 579 366**

CASH FLOW SATEMENT

	31.12.2001 current year	31.12.2000 prior year
A. Net cash flows - Operating activities (I+/-II) - indirect method	**399 348**	**-107 003**
I. Net profit (loss)	**59 177**	**2 805 964**
II. Total adjustments	**340 171**	**-2 912 967**
1. Depreciation and amortisation	6 421	4 951
2. (Gain) loss on foreign exchange differences	-34 560	-9 681
3. Interest and dividends	5 168	98 420
4. (Gain) loss on investing activities	262 991	334 850
5a. Change in reserves for accounts receivable	-688 827	-42 456
5. Change in other reserves	-1 555	100 786

6. Corporate income tax as disclosed in the Profit and Loss Account	-138 328	1 520 694
7. Corporate income tax paid	0	-166 599
8. Change in inventories	13 917	-3 923
9. Change in accounts receivable	608 280	208 088
10. Change in current liabilities (excluding loans and bank credits)	50 120	-17 151
11. Change in deferred and accrued expenses	57 208	1 316
12. Change in deferred income	-301 694	-4 972 714
13. Other adjustments	501 030	30 452
B. Net cash flows - Investing activities (I-II)	**1 233 639**	**275 393**
I. Cash provided by investing activities	**1 465 453**	**1 311 251**
1. Sales of intangible assets		26
2. Sales of tangible fixed assets	2 927	13 790
3. Disposal of financial fixed assets, of which:	170 157	1 007 211
- in subsidiary companies	170 157	1 001 379
- in associated companies		
- in parent company		
4. Disposal of current marketable securities	1 285 341	121 105
5. Long-term loans collected	4 507	105 787
6. Dividends received	764	4 063
7. Interest received	1 667	16 115
8. Other income	90	43 154
II. Cash used in investing activities	**-231 814**	**-1 035 858**
1. Purchases of intangible assets	-657	-2 656
2. Purchases of tangible fixed assets	-3 479	-7 493
3. Acquisition of financial fixed assets, of which:	-65 104	-640 273
- in subsidiary companies	-65 104	-578 900
- in associated companies		
- in parent company		
4. Acquisition of own shares for treasury		
5. Acquisition of current marketable securities	-8 726	-25 561
6. Long-term loans granted	0	-62 598
7. Other expenses	-153 848	-297 277
C. Net cash flows - Financing activities (I-II)	**-1 024 269**	**-138 585**
I. Cash provided by financing activities	**1 831 772**	**2 082 193**
1. Long-term bank credits and loans contracted	48 453	30 000
2. Issuance of bonds or other long-term notes payable		0
3. Current bank credits and loans contracted	286 373	1 086 395
4. Issuance of bonds or other current commercial papers	1 473 593	932 502
5. Issuance of shares		
6. Interest received	9 417	
7. Other income	13 936	33 296
II. Cash used in financing activities	**-2 856 041**	**-2 220 778**
1. Payments of long-term bank credits and loans	-162 759	
2. Redemption of bonds and other long-term notes payable		
3. Payments of current bank credits and loans	-653 170	-1 225 417
4. Redemption of bonds or other current commercial papers	-1 638 593	-687 000
5. Issuance of shares expenses		
6. Own shares retired		
7. Dividends and other payments to shareholders		
8. Remuneration from net profit for the Management and Supervisory		

Board members		
9. Charitable contributions	-128	-5 058
10. Finance lease commitments paid		
11. Interest paid	-287 108	-131 350
12. Other expenses	-114 283	-171 953
D. Total net cash flows (A+/-B+/-C)	**608 718**	**29 805**
E. Change in balance-sheet cash and cash equivalents	**608 718**	**29 805**
- of which change in cash and cash equivalents by virtue of foreign exchange differences	-11 312	23 185
F. Cash and cash equivalents - beginning of period	**229 777**	**199 972**
G. Cash and cash equivalents - end of period (F+/-D)	**838 495**	**229 777**
- of which cash and cash equivalents with a restricted possibility of disposal	200 577	101 230

CONSOLIDATED FINANCIAL STATEMENT OF THE ELEKTRIM GROUP FOR 2001

CONSOLIDATED BALANCE SHEET	Note	31.12.2001 current year	31.12.2000 prior year
ASSETS			
I. Fixed assets		**4 611 600**	**9 710 455**
1. Intangible assets	1	19 332	148 745
2. Goodwill on consolidation	2	1 639 283	3 662 085
3. Tangible fixed assets	3	2 367 250	5 164 073
4. Financial fixed assets	4	274 848	350 653
- shares in companies subject to consolidation by the equity method		142 561	115 908
4. Long-term receivables	5	310 887	384 899
II. Current assets		**2 724 611**	**2 134 694**
1. Inventories	6	257 588	386 102
2. Current receivables	7	1 455 544	1 236 495
3. Own shares in treasury	8		
4. Current marketable securities	9	24 844	138 397
5. Cash and cash equivalents	10	986 635	373 700
III. Prepayments and deferred income taxes	**11**	**94 826**	**3 065 813**
1. Deferred income taxes		2 207	6 160
2. Other prepayments and deferred costs		92 619	3 059 653
Total Assets		**7 431 037**	**14 910 962**
SHAREHOLDERS' EQUITY AND LIABILITIES			
I. Shareholders' Equity		**530 494**	**1 050 461**
1. Share capital	12	83 770	83 770
2. Unpaid share capital (negative value)			
3. Reserve capital	13	840 183	923 429
4. Revaluation reserve		43 694	43 758
5. Other reserves	14	39 801	57 816
6. Foreign currency translation differences on the Company's foreign branches		(671)	(365)
7. Foreign currency translation differences on consolidation		60 816	62 720
8. Undistributed profits/losses from previous years	15	(49 327)	957 374
9. Net profit (loss)		(487 772)	(1 078 041)
II. Negative goodwill	**16**	**16 985**	**25 407**
III. Minority interests	**17**	**1 326 790**	**3 157 674**
IV. Provisions		**897 668**	**1 025 871**
1. Deferred tax liability	18	547 821	664 200

2. Other provisions	19	349 847	361 671
V. Liabilities		**3 603 341**	**9 142 269**
1. Long-term liabilities	20	251 848	5 759 136
2. Current liabilities	21	3 351 493	3 383 133
VI. Accruals and deferred income	**22**	**1 055 759**	**509 280**
Total Shareholders' Equity and Liabilities		**7 431 037**	**14 910 962**
Book value		**530 494**	**1 050 461**
Number of shares		**83 770 297**	**83 770 297**
Book value per share (in PLN) - basic	**23**	**6,33**	**12,54**
Expected number of shares		**83 770 297**	**114 880 573**
Book value per share (in PLN) - diluted	**23**	**6,33**	**12,54**

Off-balance sheet liabilities		**31.12.2001 current year**	**31.12.2000 prior year**
a) total value of guarantees extended, of which to:		559 431	363 374
- subsidiaries		79 944	3 493
- associated companies		130 258	13 173
- parent company			
- other		349 229	346 708
b) other off-balance-sheet liabilities, including:		211 550	245 753
- other contingent liabilities		149 242	148 253
- other off-balance-sheet liabilities		62 308	97 500
Total off-balance sheet liabilities		**770 981**	**609 127**

CONSOLIDATED PROFIT AND LOSS ACCOUNT		**31.12.2001 current year**	**31.12.2000 prior year**
I. Sales		**5 075 827**	**5 565 319**
1. Sale of products	24	3 885 721	4 928 437
2. Sale of goods for resale and raw materials	25	1 190 106	636 882
II. Cost of sales		**4 075 033**	**4 461 426**
1. Cost of products sold	26	2 705 777	3 505 775
2. Cost of goods for resale and raw materials sold		1 369 256	955 651
III. Gross profit (loss) on sales (I-II)		**1 000 794**	**1 103 893**
IV. Selling expenses		**331 677**	**442 042**
V. General and administrative expenses		**467 658**	**607 080**
VI. Profit (loss) on sales (III-IV-V)		**201 459**	**54 771**
VII. Other operating revenues	27	**349 859**	**364 027**
VIII. Other operating expenses	28	**663 559**	**697 463**
IX. Operating profit (loss) (VI+VII-VIII)		**(112 241)**	**(278 665)**
X. Income on shares in other companies	29	**774**	**1 054**
XI. Income on other financial fixed assets	30		**238**
XII. Other financial income	31	**913 062**	**499 209**
XIII. Financial expenses	32	**1 881 627**	**1 028 715**
XIV. Profit (loss) on ordinary activities (IX+X+XI+XII-XIII)		**(1 080 032)**	**(807 117)**

STATEMENT OF SHAREHOLDERS' EQUITY	31.12.2001 current year	31.12.2000 previous year
I. Shareholders' Equity at the beginning of the period (opening balance)	**1 172 222**	**667 157**
a. restatement for changes in accepted accounting principles (policies)		1 225 262
b) adjustments of material misstatements	(121 761)	(121 761)
I.a. Shareholders' Equity at the beginning of the period (opening balance), after restatement to comparative data	**1 050 461**	**1 770 658**
1. Share capital at the beginning of the period	**83 770**	**75 030**
1.1. Changes in share capital		**8 740**
a) additions, of which:		8 740
- issue of shares		8 740
- increase in nominal value of shares		
- other		
b. total deductions		
- decrease in nominal value of shares		
- other		
1.2. Share capital at the end of the period	**83 770**	**83 770**
2. Unpaid share capital at the beginning of the period		
2.1. Change in unpaid share capital		
a) additions		
b) deductions		
2.2. Unpaid share capital at the end of the period		
3. Reserve capital at the beginning of the period	**999 008**	**471 372**
a. restatement for changes in accepted accounting principles (policies)		
b) adjustments of material misstatements	(75 579)	(75 579)
3.a. Reserve capital at the beginning of the period after restatement to comparative data	**923 429**	**395 793**
3.1. Changes in reserve capital - total	**(83 246)**	**527 636**
a. additions - total	59 688	678 332
- conversion of bonds into shares		344 702
- appropriation of profit (by law))	32 283	305
- appropriation of profit (in excess of value required by law)	24 467	331 648
- additional payments to capital – total		
- transfer from revaluation reserve capital	2 489	391
of sold and liquidated fixed assets		
- restatement related to sale of company		
- other additions	449	1 286
b. deductions – total	142 934	150 696
- loss coverage	133 518	7 515
- restatement related to sale of company	1 243	140 363
- other changes	8 173	2 818
3.2. Reserve capital at the end of the period	**840 183**	**923 429**
4. Revaluation reserve at the beginning of the period	**43 758**	**62 937**
4.1. Changes in revaluation reserve - total	**(64)**	**(19 179)**
a. additions – total	2 474	433
- revaluation	7	
- other	2 467	433
b. deductions – total	2 538	19 612
- transfer to reserve capital related to liquidation and sale of fixed assets	2 489	391
- restatement related to sale of company		19 190
- other	49	31
4.2. Revaluation reserve at the end of the period	**43 694**	**43 758**

5. Other reserves at the beginning of the period	**103 998**	**103 442**
a. restatement for changes in accepted accounting principles (policies)		
b) adjustments of material misstatements	**(46 182)**	**(46 182)**
5.a. Other reserves at the beginning of the period after restatement to comparative data	**57 816**	**57 260**
5.1. Changes in other reserves	**(18 015)**	**556**
a. additions – total	27 035	1 168
- restatement of result for previous year	1 509	1 126
- other	25 526	42
b. deductions	45 050	612
- restatement related to sale of company		134
- other	45 050	478
5.2. Other reserves at the end of the period	**39 801**	**57 816**
6. Foreign currency translation differences on the Company's foreign branches	**(671)**	**(365)**
7. Foreign currency translation differences consolidation	**60 816**	**62 720**
8. Retained earnings (accumulated loss) from previous years at the beginning of the period	**957 374**	**(208 893)**
8.1. Retained earnings at the beginning of the period	**1 494 610**	**8 299**
a. restatement for changes in accepted accounting principles (policies)		1 225 055
b) adjustments of material misstatements		
8.2. Retained earnings from previous years at the beginning of the period, after restatement to comparative data	**1 494 610**	**1 233 354**
a. additions – total	91 474	1 070 956
- previous year's profit	90 199	1 013 674
- restatement related to sale of company		52 637
- other additions	1 275	4 645
b. deductions – total	68 050	809 700
- profit appropriation	56 750	809 698
- restatement related to sale of company		
- other deductions	11 300	2
8.3. Retained earnings from previous years at the end of the period	**1 518 034**	**1 494 610**
8.4 Accumulated loss from previous years at the beginning of period	**(537 236)**	**(217 193)**
a. restatement for changes in accepted accounting principles (policies)		207
b) adjustments of material misstatements		
8.5. Accumulated loss from previous years at the beginning of after restatement to comparative data	**(537 236)**	**(216 986)**
a. additions – total	(1 173 518)	(246 316)
- previous year's loss	(1 168 240)	(407 508)
- restatement related to sale of company		100 300
- other additions	(5 278)	60 892
b. deductions – total	(143 393)	73 934
- loss coverage	(133 518)	(7 515)
- restatement related to sale of company	(1 232)	
- other deductions	(8 643)	81 449
8.6. Accumulated loss from previous years at the end of the period	**(1 567 361)**	**(537 236)**
8.7. Retained earnings or accumulated loss from previous years at the end of the period	**(49 327)**	**957 374**
9. Net result	**(487 772)**	**(1 078 041)**
a. net profit		
b. net loss	(487 772)	(1 078 041)
II. Shareholders' Equity at the end of the period	**530 494**	**1 050 461**

CONSOLIDATED STATEMENT OF CASH FLOWS	31.12.2001 current year	31.12.2000 prior year
A. NET CASH FLOWS - OPERATING ACTIVITIES (I+/-II) - indirect method *)	**1 200 574**	**432 587**
I. Net profit (loss)	**(487 772)**	**(1 078 041)**
II. Total adjustments	**1 688 346**	**1 510 628**
1. Minority shareholders' (profit) loss	(26 431)	(136 331)
2. Share in (profits) losses of companies subject to consolidation by the equity method	97 145	6 371
3. Depreciation and amortisation (including write-downs of goodwill on consolidation and of negative goodwill)	794 835	811 316
4. Foreign exchange (gains) losses	19 801	(44 524)
5. Provision for receivables	172 724	692 040
6. Interest and dividends	494 111	107 203
7. Profit (loss) on investment activities	(721 932)	188 208
8. Change in other provisions	(10 909)	6 279
9. Corporate income tax (as indicated in PTC&L statement) and settlement of Restructuring Agreement	13 390	(194 538)
10. Corporate income tax paid	(53 815)	(38 097)
11. Change in inventories	25 555	110 987
12. Change in receivables	651 907	264 728
13. Change in current liabilities (excluding bank loans and other loans)	178 500	943 991
14. Change in prepaid and accrued expenses	94 702	(1 222 156)
15. Change in deferred income	(297 294)	59 634
16. Other adjustments	256 057	(44 483)
B. NET CASH FLOWS - INVESTING ACTIVITIES (I-II)	**(117 005)**	**(17 780)**
I. Cash from investing activities	**1 941 762**	**1 500 482**
1. Sales of intangible assets	161	1 102
2. Sales of tangible fixed assets	35 456	38 079
3. Sale of shares in subsidiaries (excluding cash of subsidiaries sold)	864 868	1 016 803
4. Sale of shares in associated companies	520 360	488
5. Disposal of other financial fixed assets, of which:	1 070	21 861
- in subsidiaries		
- in associated companies		
- in parent company		
6. Sales of marketable securities	500 783	269 786
7. Repayment of long-term loans granted	4 943	108 095
8. Dividends received	1 270	4 500
9. Interest received	9 505	17 181
10. Other income	3 346	22 587
II. Cash used in investing activities	**(2 058 767)**	**(1 518 262)**
1. Purchases of intangible assets	(84 100)	(82 493)
2. Purchases of tangible fixed assets	(813 304)	(1 049 417)
3. Purchase of shares in subsidiaries (including cash of subsidiaries purchased)		(39 716)
4. Purchase of shares in associated companies	(107)	(781)
5. Acquisition of other financial fixed assets, of which:	(58 130)	(61 433)
- in subsidiaries	(57 995)	
- in associated companies		
- in parent company		
6. Acquisition of current marketable securities	(446 323)	(59 841)
7. Long-term loans granted		(200)
8. Dividends paid to minority shareholders		(600)

9. Interest repaid		
10. Other expenditure	(656 803)	(223 781)
C. NET CASH FLOWS - FINANCING ACTIVITIES (I-II)	**(470 634)**	**(982 634)**
I. Cash from financing activities	**2 881 183**	**2 303 626**
1. Long-term bank loans and other loans received	924 082	38 827
2. Issue of bonds or other long-term notes payable	359 111	
3. Current bank loans and other loans received	885 910	1 576 278
4. Issue of bonds or other current commercial paper	674 824	581 997
5. Issue of shares		
6. Additional paid-in capital	7	8 582
7. Interest received		
8. Other income	37 249	97 942
II. Cash used in financing activities	**(3 351 817)**	**(3 286 260)**
1. Repayments of long-term bank loans and other loans	(848 560)	(316 544)
2. Redemption of bonds and other long-term notes payable		
3. Repayment of current bank loans and other loans	(1 322 044)	(1 560 062)
4. Redemption of bonds or other current commercial paper	(534 556)	(727 721)
5. Costs of the issue of shares		
6. Own shares redeemed		
7. Dividends and other payments to shareholders		
8. Management and Supervisory Board remuneration from net profit		
9. Employee bonuses from net profit		
10. Charity contributions	(128)	(5 058)
11. Finance lease commitments paid	(9 848)	(10 667)
12. Interest paid	(497 698)	(488 001)
13. Other expenses	(138 983)	(178 207)
D. TOTAL NET CASH FLOWS (A+/-B+/-C)	**612 935**	**(567 827)**
E. CHANGE IN BALANCE-SHEET CASH AND CASH EQUIVALENTS	**612 935**	**(567 827)**
- of which change in cash and cash equivalents by virtue of foreign exchange differences	(12 032)	(64)
F. CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**373 700**	**941 527**
G. CASH AND CASH EQUIVALENTS - END OF PERIOD (F+/- D)	**986 635**	**373 700**
- of which: of restricted possibility of disposal	**200 933**	**101 216**

17. Announcement dated 20 June 2002:

The Management Board of Elektrim S.A. announces the draft resolutions which it intends to present to the Annual Meeting of Shareholders on 28 June 2002:

RESOLUTION 1
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
Dated 28 June 2002

Regarding the approval of the Management Board's report on the Company's activities in 2001 and the Company's financial statement for 2001.

The Management Board's report on the Company's activities in 2001 and the Company's financial statement for 2001 including the following are hereby approved:

- Balance sheet as of 31 December 2001, with the balance sheet sum of PLN 8,471,587,514.03;
- Profit and loss statement for the financial year 2001 with net profit of PLN 59,177,772.71;
- A list of changes in shareholders' equity for the period from January 1, 2001 to December 31, 2001 indicating an increase 59,177,772.71 in shareholders' equity of PLN ;
- Cash flow statement indicating an increase in net cash and cash equivalents in 2001 in the amount of PLN 608,718,842.88
- Additional information.

RESOLUTION 2
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
Dated 28 June 2002

Regarding the approval of the consolidated financial statement of the Elektrim Group for 2001.

The consolidated financial statement of the Elektrim Group for 2001 including the following is hereby approved:
- Consolidated balance sheet as of 31 December 2001, with the balance sheet sum of PLN 7,431,037 thousand;
- Consolidated profit and loss statement for the financial year 2001 with net loss of PLN 487,772 thousand;
- Consolidated list of changes in shareholders' equity for the period from January 1, 2001 to December 31, 2001 indicating a decrease in shareholders' equity of PLN 519,967 thousand;
- Consolidated cash flow statement indicating an increase in net cash and cash equivalents in 2001 in the amount of PLN 612,935;
- Additional information.

RESOLUTION 3
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
Dated 28 June 2002

Regarding the approval of the Supervisory Board's report for 2001

The Supervisory Board's report for 2001 is hereby approved.

RESOLUTION 4
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding 2001 profit appropriation.

The net profit generated by the Company in the amount of PLN 59,177,772,71 is appropriated in whole to the Company's reserve capital.

RESOLUTION 5
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding discharge to the Management Board members of the Company of their duties in 2001.

The below mentioned members of the Company's Management Board are granted a discharge of their duties:

- Barbara Lundberg - for the period from 01.01.2001r. to 25.05.2001
- Waldemar Siwak - for the period from 25.05.2001r. to 31.12.2001
- Jacek Walczykowski- for the period from 01.01.2001r. to 31.12.2001

RESOLUTION 6
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding discharge to the Supervisory Board members of the Company of their duties in 2001.

The below mentioned members of the Company's Supervisory Board are granted a discharge of their duties:

- Jan Kołodziejczak - for the period from 01.01.2001 to 27.03.2001
- Krzysztof Szwarc - for the period from 01.01.2001 to 27.03.2001
- Ryszard Kapluk - for the period from 01.01.2001 to 27.03.2001
- Marc Boudier - for the period from 01.01.2001 to 14.05.2001
- Yaron Bruckner - for the period from 01.01.2001 to 14.05.2001
- Jose Manuel Entrecanales - for the period from 01.01.2001 to 14.05.2001
- Ludwik Klinkosz - for the period from 01.01.2001 to 31.12.2001
- Waldemar Siwak - for the period from 14.05.2001 to 31.12.2001

- Michel Picot - for the period from 14.05.2001 to 31.12.2001
- Jerzy Tobolewski - for the period from 14.05.2001 to 31.12.2001
- Andrzej Horoszczak - for the period from 14.05.2001 to 31.12.2001
- Dariusz Jacek Krawiec - for the period from 14.05.2001 to 31.12.2001
- Aleksander Kotłowski - for the period from 14.05.2001 to 31.12.2001
- Jan Rynkiewicz - for the period from 14.05.2001 to 31.12.2001
- Dominique Gibert - for the period from 14.05.2001 to 31.12.2001

RESOLUTION 7
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding coverage of loss of previous years

The loss in the amount of PLN 21,733,934.47 is covered from the Company's reserve capital.

JUSTIFICATION

In the course of auditing the financial statement of Elektrim S.A. for the year 1998 the auditor recommended an adjustment providing for the comparability of financial data for the years 1997 and 1998. The adjustment was introduced to the 1997 financial statement as a result of which a loss in the amount of approximately PLN 21,7 million was recognised for the previous years. The adjustment was described and a justification presented in the 1998 financial statement. Maintaining this item on the Company's balance sheet does not seem beneficial and lacks substantive justification.
Covering the loss from reserve capital will enable to arrange the structure of capitals in the balance sheet of Elektrim S.A. in order.

RESOLUTION 8
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding the appointment of a Committee to prepare and implement a stock option program for the Company's boards.

A Committee to prepare and implement a stock option program for the Company's boards is appointed with the participation with the following persons:

____
____
____

The Committee's duty will be to prepare detailed principles of the program of a management stock option to be presented in the Statutes of Management Stock Option Program.

The final text of the Statutes of Management Stock Option Program will be approved by the Company's Supervisory Board.

RESOLUTION 9
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding an increase in the Company's share capital by the amount of PLN 4,200,000 through issuance of 4,200,000 ordinary bearer shares with the nominal value of PLN 1 one share with the exemption of preemption rights of the Company's present shareholders.

1. The Company's share capital is increased by the amount of PLN 4,200,000 (say: four million two hundred thousand) through issuance of 4,200,000 (say: four million two hundred thousand) ordinary bearer shares of VII issuance with the nominal value of PLN 1 one share.

2. The shares of VII issue will be entitled to dividend from 1 January 2002.

3. The issue price of shares of VII issue will be determined by the Company's Supervisory Board which will follow standard rules applied to determine the share price for such programs.

4. Shares of VII issue will be offered to the underwriter who will subsequently sell the shares to the members of the Management Board and Supervisory Board and other key employees of the Company on terms determined by the Statutes of Management Stock Option Program adopted by a committee appointed to prepare and implement the stock option program for the Company's boards and in the underwriting agreement.

5. Authorisation is granted to the Company's Supervisory Board to:
a) determine the number of shares of VII issue to be vested to the Management and Supervisory Boards members and other key employees of the Company and enter into respective agreements with those persons;

b) determine the terms of the issue of the shares to be offered to the underwriter in execution of the Statutes of Management Stock Option Program in matters not covered by this resolution, in particular to determine the issue price of the shares to be offered to the underwriter for subsequent sale to the Eligible Persons,

c) adopt By-laws of the Statutes of Management Stock Option Program,

d) select the underwriter for the purposes of the Statutes of Management Stock Option Program,

e) take any and all steps necessary to effect the Statutes of Management Stock Option Program.

6. The Management Board is hereby authorised to determine specific terms of the issue of shares of VII issue in matters not reserved to be the powers of other bodies, in particular to:

a) determine the terms, method and procedure for payment for the shares of the VII issue,

b) determine the dates of opening and closing of the subscription for the shares of the VII issue,

c) enter into the agreements with entities allowed to carry on subscription and determine the locations and terms of subscribing for the shares of the VII issue ,

d) determine the terms of allotment of shares of the VII issue and to decide on the allotment of shares of the VII issue,

e) enter into the underwriting agreement,

f) determine the list of Management Board and Supervisory Board members and other key employees of the Company and the number of shares to be vested to them in accordance with the provisions of the Statutes of Management Stock Option Program.

g) take any and all steps necessary to effect this resolution, in particular to register the capital increase in the Registry Court and file requests to admit shares of the VII issue to public trading and trading on the Warsaw Stock Exchange.

7. The present Shareholders' preemptive right to new shares is hereby exempted with respect to the shares of the VII issue.

JUSTIFICATION

The Statutes of Management Stock Option Program have been designed to address the challenges facing Elektrim, i.e. attracting and retaining the best personnel necessary to develop and maintain Elektrim's businesses. The Statutes of Management Stock Option Program are specifically designed to provide Elektrim with the ability to compete in the Polish and European market for the best personnel. These needs arise both in the power sector and in the market for management of enterprises similar to Elektrim that are focused on significant change of business, restructuring and significant growth potential where incentive programs for senior management can be effectively aligned with shareholder interests.

The key principles of the Statutes of Management Stock Option Program will be prepared by a Committee appointed to prepare and implement the Company's Stock Option Program and its contents will be approved by the Company's Supervisory Board.

The intent of the Statutes of Management Stock Option Program, which assume issuance of shares to an underwriter who will purchase the shares earmarked for the needs of the Statutes, is to achieve comparability to other international programs and efficiency in light of Polish corporate and tax requirements. The Supervisory Board will oversee the execution of the Statutes of Management Stock Option Program by the Management Board.

In its review of management resources and incentives, the Company's Management Board has recognised a major need to strengthen management at tier 1 and tier 2 levels and the members of the Supervisory Board and accordingly the Statutes of Management Stock Option Program will

be made available to a group of several Management Board and Supervisory Board members, executives and key employees of the Company.

The long-term prospect and focus on shareholder value will be fostered through a 3 year vesting requirement, with exercise closely linked to current fair market value.

Although some consideration was given to an exercise price based on historic share prices in light of the management's plans to implement such a program in prior years, the Management Board and Supervisory Board have determined that the option's exercise price under the Statutes of Management Stock Option Program shall be linked to current market price on the date of grant (tentatively 1 July 2002) in order to reduce dilutive effects and to increase the focus of the program's participants on building shareholder value going forward.

In respect of the need to issue shares only for the underwriter for the needs of the Statutes of Management Stock Option Program, it is necessary to exempt the preemption rights of the present shareholders.

RESOLUTION 10
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding changes to § 5 Company Statutes.

§ 5 section 1 of the Company Statutes receives the following new wording:

The Company's share capital is PLN 87,970,297 (say: eighty seven million nine hundred seventy thousand two hundred and ninety seven) and is divided into 87,970,297 (say: eighty seven million nine hundred seventy thousand two hundred and ninety seven) bearer shares with a nominal value of PLN 1 (say one) per share.

18. Announcement dated 21 June 2002 :
The Management Board of Elektrim S.A. announces that on 21 June 2002 it was informed by Zbigniew Jakubas, a member of Elektrim's Supervisory Board, that on 13 and 14 June 2002 Mr Z. Jakubas purchased 110,627 shares of Elektrim S.A. at the price of PLN 4.18 per share.

19. Announcement dated 21 June 2002 :
The Management Board of Elektrim S.A. announces that on 20 June 2002 Elektrim S.A., Elektrim-Volt S.A. and Zespół Elektrowni Pątnów-Adamów-Konin S.A. ("PAK") executed three agreements with BRE Bank S.A. providing for the sale of 1% of shares of El-Dystrybucja Sp. z o.o., based in Warsaw. The total price for the above shares amounts to PLN 10,000 and the PLN equivalent of USD 1,500 calculated according to the average exchange rate published by the National Bank of Poland ("NBP") on the day preceding the transaction.

In addition to the sale price for the shares, if, as a result of the privatisation process that is under way at the moment of the transaction's execution, El-Dystrybucja Sp. z o.o. or an entity indicated

in the agreement acquire shares of any of the privatised energy distributors of the so called Northern Group G-8, Elektrim S.A. will be entitled to receive from BRE Bank S.A., in addition to the sale price for the shares, an additional consideration of the PLN equivalent of USD 2,270,000 – USD 2,360,000, while Elektrim Volt S.A. and PAK will be entitled to an additional consideration of the PLN equivalent of USD 283,750 -USD 295,000 (for each company) calculated according to the average exchange rate published by the National Bank of Poland ("NBP") on the day preceding the payment.

Conditions precedent for the transactions to become effective are as follows:

a) consent to the transactions by Elektrim's court supervisor,

b) consent by all shareholders of El-Dystrybucja Sp. z o.o. to the purchase of shares by BRE Bank S.A.

20. Announcement dated 25 June 2002 :
The Management Board of Elektrim S.A. announces that on 24 June 2002 it was informed by Mr Zbigniew Jakubas, a member of Elektrim's Supervisory Board, that a result of stock exchange transactions executed on 19 June 2002, Mr Z. Jakubas purchased a total of 393,420 shares of Elektrim S.A. at the average price of PLN 4.23 per share.

21. Announcement dated 27 June 2002 :
The Management Board of Elektrim S.A. announces that on 26 June 2002, it received a decision dated 25 June 2002 from the Warsaw District Court, XVII Economic Division, relating to the declaration of bankruptcy of VPN Service Sp. z o.o., based in Warsaw (98% Elektrim's subsidiary).

The judge of the Warsaw District Court appointed Ms Mirosława Pindelska as judge commissioner, and Mr Bogdan Dobkowski as receiver.

The above decision will become effective within one week from the date of delivery.

22. Announcement dated 27 June 2002 :
The Management Board of Elektrim S.A. announces that on 26 June 2002 it was informed by Mr Zbigniew Jakubas, a member of Elektrim's Supervisory Board, that a result of stock exchange transactions executed on 20 and 21 June 2002, Mr Z. Jakubas purchased a total of 456,112 shares of Elektrim S.A. at the average price of PLN 4.44 per share.

23. Announcement dated 27 June 2002 :
Consolidated financial statements for the years ended December 31, 2001 and December 31, 2000 prepared in accordance with International Financial Reporting Standards

See Appendix 1

24. Announcement dated 28 June 2002 :
No 104/02 – Resolutions Approved by Elektrim's Annual Meeting of Shareholders

The Management Board of Elektrim S.A. announces that on 28 June 2002, the Annual Meeting of Shareholders approved the following resolutions:

RESOLUTION
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
Dated 28 June 2002

Regarding the approval of the Management Board's report on the Company's activities in 2001 and the Company's financial statement for 2001.

The Management Board's report on the Company's activities in 2001 and the Company's financial statement for 2001 including the following are hereby approved:

- Balance sheet as of 31 December 2001, with the balance sheet sum of PLN 8,471,587,514.03;
- Profit and loss statement for the financial year 2001 with net profit of PLN 59,177,772.71;
- A list of changes in shareholders' equity for the period from January 1, 2001 to December 31, 2001 indicating an increase 59,177,772.71 in shareholders' equity of PLN;
- Cash flow statement indicating an increase in net cash and cash equivalents in 2001 in the amount of PLN 608,718,842.88
- Additional information.

RESOLUTION
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
Dated 28 June 2002

Regarding the approval of the consolidated financial statement of the Elektrim Group for 2001.

The consolidated financial statement of the Elektrim Group for 2001 including the following is hereby approved:

- Consolidated balance sheet as of 31 December 2001, with the balance sheet sum of PLN 7,431,037 thousand;
- Consolidated profit and loss statement for the financial year 2001 with net loss of PLN 487,772 thousand;
- Consolidated list of changes in shareholders' equity for the period from January 1, 2001 to December 31, 2001 indicating a decrease in shareholders' equity of PLN 519,967 thousand;
- Consolidated cash flow statement indicating an increase in net cash and cash equivalents in 2001 in the amount of PLN 612,935;
- Additional information.

RESOLUTION
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
Dated 28 June 2002

Regarding the approval of the Supervisory Board's report for 2001

The Supervisory Board's report for 2001 is hereby approved.

RESOLUTION
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding 2001 profit appropriation.

The net profit generated by the Company in the amount of PLN 59,177,772,71 is appropriated in whole to the Company's reserve capital.

RESOLUTION
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding coverage of loss of previous years

The loss in the amount of PLN 21,733,934.47 is covered from the Company's reserve capital.

JUSTIFICATION

In the course of auditing the financial statement of Elektrim S.A. for the year 1998 the auditor recommended an adjustment providing for the comparability of financial data for the years 1997 and 1998. The adjustment was introduced to the 1997 financial statement as a result of which a loss in the amount of approximately PLN 21,7 million was recognised for the previous years. The adjustment was described and a justification presented in the 1998 financial statement. Maintaining this item on the Company's balance sheet does not seem beneficial and lacks substantive justification.
Covering the loss from reserve capital will enable to arrange the structure of capitals in the balance sheet of Elektrim S.A. in order.

RESOLUTION
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding an increase in the Company's share capital by the amount of PLN 4,200,000 through issuance of 4,200,000 ordinary bearer shares with the nominal value of PLN 1 one share with the exemption of preemption rights of the Company's present shareholders.

1. The Company's share capital is increased by the amount of PLN 4,200,000 (say: four million two hundred thousand) through issuance of 4,200,000 (say: four million two hundred thousand) ordinary bearer shares of VII issuance with the nominal value of PLN 1 one share.

2. The shares of VII issue will be entitled to dividend from 1 January 2002.

3. The issue price of shares of VII issue will be determined by the Company's Supervisory Board which will follow standard rules applied to determine the share price for such programs.

4. Shares of VII issue will be offered to the underwriter who will subsequently sell the shares to the members of the Management Board and Supervisory Board and other key employees of the Company on terms determined by the Statutes of Management Stock Option Program and in the underwriting agreement.

5. Authorisation is granted to the Company's Supervisory Board to:

a) determine the number of shares of VII issue to be vested to the Management and Supervisory Boards members and other key employees of the Company and enter into respective agreements with those persons;

b) determine the terms of the issue of the shares to be offered to the underwriter in execution of the Statutes of Management Stock Option Program in matters not covered by this resolution, in particular to determine the issue price of the shares to be offered to the underwriter for subsequent sale to the Eligible Persons,

c) adopt the Statutes of Management Stock Option Program; where the maximum number of shares vested to Supervisory Board members will not exceed 1,200,000; the purchase price will not be lower than the closing price of the Company's shares on the Warsaw Stock Exchange on 27 June 2002; the right to acquire shares of VII issue will expire on 30 June 2005,

d) select the underwriter for the purposes of the Statutes of Management Stock Option Program,

e) take any and all steps necessary to effect the Statutes of Management Stock Option Program.

6. The Management Board is hereby authorised to determine specific terms of the issue of shares of VII issue in matters not reserved to be the powers of other bodies, in particular to:

a) determine the terms, method and procedure for payment for the shares of the VII issue,

b) determine the dates of opening and closing of the subscription for the shares of the VII issue,

c) enter into the agreements with entities allowed to carry on subscription and determine the locations and terms of subscribing for the shares of the VII issue ,

d) determine the terms of allotment of shares of the VII issue and to decide on the allotment of shares of the VII issue,

e) enter into the underwriting agreements,

f) determine the list of Management Board and Supervisory Board members and other key employees of the Company and the number of shares to be vested to them in accordance with the provisions of the Statutes of Management Stock Option Program.

g) take any and all steps necessary to effect this resolution, in particular to register the capital increase in the Registry Court and file requests to admit shares of the VII issue to public trading and trading on the Warsaw Stock Exchange.

7. The present Shareholders' preemptive right to new shares is hereby exempted with respect to the shares of the VII issue.

Management Board' opinion justifying the exemption of preemptive rights with respect to the shares of the VII issue.

The Statutes of Management Stock Option Program have been designed to address the challenges facing Elektrim, i.e. attracting and retaining the best personnel necessary to develop and maintain Elektrim's businesses. The Statutes of Management Stock Option Program are specifically designed to provide Elektrim with the ability to compete in the Polish and European market for the best personnel. These needs arise both in the power sector and in the market for management of enterprises similar to Elektrim that are focused on significant change of business, restructuring and significant growth potential where incentive programs for senior management can be effectively aligned with shareholder interests.

The Statutes of Management Stock Option Program will be approved by the Company's Supervisory Board.

The intent of the Statutes of Management Stock Option Program, which assume issuance of shares to an underwriter who will purchase the shares earmarked for the needs of the Statutes, is to achieve comparability to other international programs and efficiency in light of Polish corporate and tax requirements. The Supervisory Board will oversee the execution of the Statutes of Management Stock Option Program by the Management Board.
The issue price for shares of VII issue will be determined by the Supervisory Board which will follow standard rules applied to determine the share price for such programs.

In respect of the need to issue shares only for the underwriter for the needs of the Statutes of Management Stock Option Program, it is necessary to exempt the preemption rights of the present shareholders.

RESOLUTION
of the Annual Meeting of Shareholders of
ELEKTRIM S.A.
dated 28 June 2002

Regarding changes to § 5 Company Statutes.

§ 5 section 1 of the Company Statutes receives the following new wording:

The Company's share capital is PLN 87,970,297 (say: eighty seven million nine hundred seventy thousand two hundred and ninety seven) and is divided into 87,970,297 (say: eighty seven million nine hundred seventy thousand two hundred and ninety seven) bearer shares with a nominal value of PLN 1 (say one) per share.

25. Announcement dated 28 June 2002 :
The Management Board of Elektrim S.A. announces that on 28 June 2002, it was informed by BRE Bank S.A. that as a result of purchase transactions on the stock exchange BRE Bank S.A. holds 15,514,952 shares of Elektrim S.A. representing 18.52% of the company's share capital. The number of shares entitles to 15,514,952 votes at the general meeting of Elektrim S.A., which represents 18.52% of the total number of votes at the general meeting.

Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o. a subsidiary company of BRE Bank S.A., holds 930,000 shares of Elektrim S.A. representing 1.11% of share capital, which entitle to 930,000 votes at the general meeting which represents 1.11% of the total number of votes at the general meeting of Elektrim S.A.

BRE Bank S.A. jointly (directly and indirectly) holds 16,444,952 shares of Elektrim S.A. which represent 19.63% of the share capital and entitle to 16,444,952 votes at the general meeting which represents 19.63% of the total number of votes at the general meeting of Elektrim S.A.

PREZES ZARZĄDU

Yours faithfully,

Maciej Radziwiłł